January 8, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Refining, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed November 27, 2012
File No. 333-184200

Ladies and Gentlemen:

Set forth below are the responses of CVR Refining, LP (the “Registrant”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2012, with respect to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-184200, filed with the Commission on November 27, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which we have filed concurrently herewith on behalf of the Registrant.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 27, 2012

Exhibit 8.1

1.	We note that you plan to file executed versions of the legality and tax opinions when they have been rendered. Please obtain and file a new or revised short-form tax opinion from which counsel has removed the statement “or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose.” Refer generally to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section 3.D.1., which is available at http://sec.gov/interps/legal/cfslb19.htm As SLB 19 makes clear elsewhere, “The staff does not accept any limitation on reliance.”

RESPONSE: We have filed an executed tax opinion as Exhibit 8.1 to Amendment No. 3 in which we have removed the qualifying language.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 758-4629.

Very truly yours,

/s/ E. Ramey Layne

E. Ramey Layne

Vinson & Elkins L.L.P.

Enclosures

cc:	Paul Monsour (U.S. Securities and Exchange Commission)
Michael Fay (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
Timothy Levenberg (U.S. Securities and Exchange Commission)
John J. Lipinski (CVR Refining, LP)
Susan Ball (CVR Refining, LP)
Edmund S. Gross (CVR Refining, LP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Keith Benson (Latham & Watkins LLP)

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